Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

March 12, 2014	Robert W. Sweet, Jr. 617 832 1160 direct rws@foleyhoag.com

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Applied Genetic Technologies Corporation

Registration Statement on Form S-1

Filed January 10, 2014

File No. 333-193309

Dear Mr. Riedler:

On behalf of Applied Genetic Technologies Corporation (“AGTC”), please find transmitted herewith for filing AGTC’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2014 (File No. 333-193309) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 2 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 2.

Amendment No. 2 is being filed primarily to include an expected initial public offering price range of $13.00 to $15.00 per share and to provide associated price-related disclosures. Giving effect to the 1-for-35 reverse stock split with respect to AGTC’s common stock effected on March 4, 2014, this expected initial public offering price range is consistent with the preliminary information contained in AGTC’s supplemental correspondence dated March 3, 2014.

Mr. Jeffrey P. Riedler

March 12, 2014

Reference is also made to Comment 12 in the Staff’s letter dated December 16, 2013, set forth below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and significant judgments and estimates

Share-based compensation, page 67

12. Please provide disclosures the following regarding the valuation of your common stock and address the following:

•	Disclose if the valuation of the equity instruments was contemporaneous or retrospective.

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent practicable date before requesting effectiveness of your registration statement.

•	Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Response: Consistent with its supplemental correspondence dated March 3, 2014, AGTC has included the requested disclosure on page 69 and pages 74-76 of the Registration Statement.

If you have any questions regarding Amendment No. 2 or this supplemental response, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Susan B. Washer

Peter Handrinos, Esq.